MERCALOT INC.

C/ de l’Illa Formentera, 54, Quatre Carreres,

46026 Valencia, Spain

Telephone: +13072630861

Email: mercalot.inc@safedealconnect.com

November 15, 2024

To Ta Tanisha Meadows and Suying Li,

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Re:	Mercalot Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 10, 2024
File No. 333-281804

Dear Ta Tanisha Meadows and Suying Li:

In response to your letter dated November 13, 2024 pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No.3 to the Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on November 4, 2024.

Amendment No. 2 to Registration Statement on Form S-1

Dilution, page 17

1.	We note your response to prior comment 1 and your revised disclosure. Please update your calculations using amounts as of September 30, 2024, the latest balance sheet date presented.

Response:

We have updated our calculations.

You can direct any other comments or questions directly to:

Blas Mayor Reyes

Telephone: +13072630861

Email: mercalot.inc@safedealconnect.com

/s/ Blas Mayor Reyes

Blas Mayor Reyes

President, Chief Financial Officer,

Chief Executive Officer, Director

/s/ Isabel Marin Vargas

Isabel Marin Vargas

Director